SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For February 10, 2006



                                 CNOOC Limited

                (Translation of registrant's name into English)

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                                  65th Floor
                             Bank of China Tower
                               One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)


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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F      X               Form 40-F
                           ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                  Yes                            No          X
                          ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release
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             CNOOC Limited Announces the Startup of Hui Zhou 19-1

(Hong Kong, February 10, 2006) - CNOOC Limited (NYSE: CEO, SEHK: 883, the "Company") announced today that Hui Zhou (HZ) 19-1 field has come on stream successfully. The field is currently producing 1,500 barrels of oil per day via one well.

HZ 19-1 field is located at the northern part of block 16/19, about 120 kilometers southeast of Hong Kong in Eastern South China Sea. The peak gross production capacity of the field is designed at 2,000 barrels of oil per day.

HZ19-1, together with HZ 19-3/2 which began production in 2004, is called HZ19-3/2/1 fields. The development facilities of the fields consist of two platforms, eight wells and a 41-kilometer sub-sea pipeline. The fields are producing at a daily rate of 12,000 barrels of oil approximately.

The fields are operated by CACT Operators Group consisting of the Company, Eni China BV, ChevronTexaco China Energy Company. The Company holds a 51% interest of the fields.


End


Notes to Editors:

CNOOC LIMITED - BACKGROUND

CNOOC Limited (the "Company", together with its subsidiaries, the "Group") - Incorporated in Hong Kong in August 1999, CNOOC Limited has been listed on the New York Stock Exchange ("NYSE") (code: CEO) and The Stock Exchange of Hong Kong Limited ("HKSE") (code: 0883) since February 27 and 28, 2001, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in July 2001.

The Group is China's largest producer of offshore crude oil and natural gas and one of the largest independent oil and gas exploration and production companies in the world. The Company mainly engages in offshore oil and natural gas exploration, development, production and sales.

The Company has four major oil production areas offshore China which are Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. It is the largest offshore oil producer in Indonesia. The Group also has certain upstream assets in regions such as Australia.

As of December 31, 2004, the Company owned net proved reserves of approximately 2.2 billion barrels-of-oil equivalent and its annual daily average net production was 382,513 barrels-of-oil equivalent per day.

The Group had 2,524 employees as of December 31, 2004.

CNOOC LIMITED - Relationship with its parent company, CNOOC


CNOOC Limited, incorporated in Hong Kong, is a 70.64% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research and services functions for the People's Republic of China's offshore petroleum industry as well as other mid- or down-stream petroleum projects.

                                  *** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company on the Company and its development and future plans. These forward-looking statements reflect the directors' current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them. The directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise. Forward-looking statements involve inherent risks and uncertainties. Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.

                                  *** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn
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Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail:  Sharon.Fung@knprhk.com
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

Company Announcement
--------------------


The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                      [GRAPHIC OMITTED][GRAPHIC OMITTED]
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
                               (Stock Code: 883)

                             QUALIFIED ACCOUNTANT

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The Company has applied for, and the Stock Exchange has granted, a conditional waiver from strict compliance with Rule 3.24 of the Listing Rules in relation to the requirement for the Company to appoint a qualified accountant for the period from 17 January 2006 until 31 December 2007.
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Reference is made to CNOOC Limited's (the "Company") announcements dated 19
August 2005 and 10 November 2005 regarding a temporary waiver from strict compliance with Rule 3.24 of the Listing Rules granted by The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in relation to the requirement for the Company to appoint a qualified accountant (the "Temporary Waiver"). The Temporary Waiver will expire on 10 February 2006.

The Company has applied for, and the Stock Exchange has granted, a conditional waiver from strict compliance with Rule 3.24 of the Listing Rules in relation to the requirement for the Company to appoint a qualified accountant for the period from 17 January 2006 until 31 December 2007.

Mr. Li Feilong, a member of the senior management team of the Company, meets all the requirements of a qualified accountant as set out in Rule 3.24 of the Listing Rules, except that he is not a fellow or associate member of the Hong Kong Institute of Certified Public Accountants ("HKICPA") or a similar body of accountants recognized by HKICPA for the purpose of granting exemptions from the examination requirement for membership of HKICPA. Mr. Li Feilong will take up the role of qualified accountant of the Company and will be assisted by Mr. Li Peng, a senior accountant of the Company and a fellow member of the Association of Chartered Certified Accountant (ACCA) in the United Kingdom, for the duration of the waiver until 31 December 2007.

The waiver granted by the Stock Exchange will cease on (i) 31st December 2007; or (ii) once Mr. Li Peng is no longer able to assist Mr. Li Feilong, whichever is the earlier.

As at the date of this announcement, the Board comprises of:

Executive Directors                        Independent non-executive Directors
Fu Chengyu (Chairman)                      Sung Hong Chiu
Luo Han                                    Kenneth S. Courtis
Zhou Shouwei                               Evert Henkes
Cao Xinghe                                 Tse Hau Yin, Aloysius
Wu Zhenfang                                Lawrence J. Lau
Wu Guangqi
Yang Hua

                                                      By Order of the Board
                                                           CNOOC Limited
                                                            Cao Yunshi
                                                         Company Secretary
Hong Kong, 9 February 2006

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     CNOOC Limited


                                     By:  /s/ Cao Yunshi
                                          -----------------------------
                                            Name: Cao Yunshi
                                            Title:  Company Secretary

Dated: February 10, 2006